Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the nine-month period ended September 30, 2012 and for the five years ended December 31, 2011 (dollars in thousands):

	For the Nine Months Ended September 30 2012		For the Years Ended December 31
			2011		2010	2009		2008		2007
Net income (loss) from continuing operations	$(122,205)		$(38,457)		$110,590	$(440,141)		$(617,130)		$(435,991)
Add back fixed charges:
Interest expense	56,953		89,649		96,690	261,824		486,932		699,892

Earnings before fixed charges and preferred share dividends	(65,252)		51,192		207,280	(178,317)		(130,198)		263,901
Fixed charges and preferred share dividends:
Interest expense	56,953		89,649		96,690	261,824		486,932		699,892
Preferred share dividends	10,305		13,649		13,641	13,641		13,641		11,817

Total fixed charges and preferred share dividends	$67,258		$103,298		$110,331	$275,465		$500,573		$711,709

Ratio of earnings to fixed charges	—	(1)	—	(1)	2.1x	—	(1)	—	(1)	—	(1)
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	1.9x	—	(2)	—	(2)	—	(2)

(1)	The dollar amount of the deficiency for the nine-month period ended September 30, 2012 is $122.2 million and the dollar amount of the deficiency for the years ended December 31, 2011, 2009, 2008 and 2007 is $38.5 million, $440.1 million, $617.1 million, and $436.0 million, respectively.
(2)	The dollar amount of the deficiency for the nine-month period ended September 30, 2012 is $132.5 million and the dollar amount of the deficiency for the years ended December 31, 2011, 2009, 2008 and 2007 is $52.1 million, $453.8 million, $630.8 million, and $447.8 million, respectively.

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